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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 13)

Gateway, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

367626108
(CUSIP Number)

12/31/2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 367626108	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Theodore W. Waitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 64,463,741
	6.	SHARED VOTING POWER 432,710
	7.	SOLE DISPOSITIVE POWER 64,463,741
	8.	SHARED DISPOSITIVE POWER 432,710
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,896,451
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.46%
12.	TYPE OF REPORTING PERSON (See Instructions)
IN

SEC 1745 (3-06)

CUSIP No. 367626108	13G	Page 3 of 5 Pages

Item 1. (a)	Name of Issuer
Gateway, Inc.
(b)	Address of Issuer's Principal Executive Offices:
7565 Irvine Center Drive Irvine, CA 92618
Item 2 (a)	Name of Person Filing:
Theodore W. Waitt
(b)	Address of Principal Business Office or, if none, Residence:
5786 La Jolla Blvd. La Jolla, CA 92037
(c)	Citizenship:
United States
(d)	Title of Class of Securities:
Common Stock, par value $.01 per share
(e)	CUSIP Number:
367626108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940; (15 U.S.C. 80a-8)
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 367626108	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:	64,896,451
(b)	Percent of Class:	17.46%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	64,463,741
	(ii) Shared power to vote or to direct the vote:	432,710
	(iii) Sole power to dispose or to direct the disposition of:	64,463,741
	(iv) Shared power to dispose or to direct the disposition of:	432,710
Item 5.	Ownership of Five Percent or Less of a Class.
	N/A
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
	N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
	N/A
Item 8.	Identification and Classification of Members of the Group.
	N/A
Item 9.	Notice of Dissolution of Group.
	N/A
Item 10.	Certification.
(a)	N/A
(b)	N/A

CUSIP No. 367626108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Theodore W. Waitt
Signature

Theodore W. Waitt
Name/Title

5